UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 19, 2024

DIRECT SELLING ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40831	86-3676785
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5800 Democracy Drive Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(214) 380-6020

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DSAQ.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	DSAQ	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share.	DSAQ.W	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On March 5, 2024, Direct Selling Acquisition Corp. (“DSAQ” or the “Company”) filed a definitive proxy statement (the “Proxy Statement”) in connection with a special meeting of stockholders to be held on March 21, 2024, to consider and act upon a proposal to (1) extend the date by which DSAQ has to consummate a business combination (the “Termination Date”) from March 28, 2024 to June 28, 2024 (the “Charter Extension Date”) and to allow DSAQ, without the need for another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to nine times, by an additional one month each time, after the Charter Extension Date, by resolution of DSAQ’s board of directors (the “Board”), if requested by DSAC Partners LLC, a Delaware limited liability company (the “Sponsor”), (2) eliminate the limitation that DSAQ may not redeem Class A Common Stock to the extent that such redemption would result in DSAQ having net tangible assets of less than $5,000,001 (the “Redemption Limitation”) in order to allow DSAQ to redeem Class A Common Stock irrespective of whether such redemption would exceed the Redemption Limitation, and (3) to provide for the right of a holder of DSAQ’s Class B common stock, par value $0.0001 (the “Class B Common Stock”) to convert such Class B Common Stock into DSAQ’s Class A common stock, par value $0.0001 (the “Class A Common Stock”) on a one-for-one basis prior to the closing of a business combination at the election of the holder. The Proxy Statement was mailed to DSAQ’s stockholders of record as of February 29, 2024. Stockholders may obtain a copy of the Proxy Statement at the SEC’s website (www.sec.gov).

As set forth in the Proxy Statement, the deadline by which DSAQ’s public stockholders had to complete the procedures for electing to redeem their share of Class A Common Stock was 5:00 p.m., Eastern Time, on March 19, 2024 (“Redemption Deadline”). The initial number of shares of Class A Common Stock tendered for redemption prior to the Redemption Deadline was 3,651,758.

The deadline for stockholders to withdraw previously submitted redemption requests is March 21, 2024, prior to 10:00 a.m., Eastern Time, subject to approval by the board of directors of DSAQ. Stockholders may make such request by contacting our transfer agent, Continental Stock Transfer & Trust Company, at One State Street Plaza, 30th Floor, New York, New York 10004, Attn: SPAC Redemptions; Email: spacredemptions@continentalstock.com.

Conversion of Class B Ordinary Shares.

The Sponsor has informed the Company that it expects to convert an aggregate of 5,749,000 Class B Common Stock into Class A Common Stock on a one-for-one basis the next business day following the special meeting. The Sponsor has agreed to waive any right to receive funds from DSAQ’s trust account with respect to the Class A Common Stock received upon such conversion and will acknowledge that such shares will be subject to all of the restrictions applicable to the original Class B Common Stock under the terms of that certain letter agreement, dated as of September 23, 2021, by and among the Company, its directors and officers and the Sponsor.

Update to Proxy Statement Disclosure.

The Company wishes to clarify that in the event a business combination is not consummated, the funds in DSAQ’s trust account, including any interest earned thereon, will not be used to pay for any excise tax imposed under the Inflation Reduction Act of 2022.

The below disclosure in pages 3-4 in the Proxy Statement is amended as follows:

“A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a 1% excise tax on certain repurchased (including redemptions) of stock by “covered corporations” beginning in 2023, with certain exceptions (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation and the amount of the Excise Tax is generally 1% of the fair market value of the stock repurchased. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the Excise Tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax. The IR Act applies only to repurchases that occur after December 31, 2022, including any redemptions in connection with the Business Combination or in the event we do not consummate the Business Combination by the Charter Extension Date (as defined below).

On December 27, 2022, the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the Excise Tax, including with respect to some transactions in which SPACs typically engage. In the notice, the Treasury appears to have intended to exempt from the Excise Tax any distributions, including those that occur in connection with redemptions, by a corporation in the same year it completely liquidates, but the guidance is not clearly drafted and arguably could be interpreted to have a narrower application. If the Company does not issue shares sufficient to offset redemptions, it may become subject to the Excise Tax imposed by the IR Act with respect of the Extension Amendment redemptions. Nevertheless, it remains uncertain whether, and/or to what extent, the Excise Tax could apply to redemptions of our stock. In order to mitigate the current uncertainty surrounding the implementation of the IR Act, in the event that the Extension Amendment Proposal and/or the Redemption Limitation Amendment Proposal are approved and implemented as described in this proxy statement, prior to the consummation of the Business Combination, funds in the Trust Account, including any interest earned thereon, will not be used to pay for any Excise Tax liabilities with respect to any redemptions of Class A Common Stock by the Company.

As described under “Proposal No. 1 — The Extension Amendment Proposal,” if the Termination Date (as defined below) is extended, our public stockholders will have the right to require us to redeem their shares of Class A Common Stock. Any redemption or other repurchase that we make that occurs after December 31, 2023 may be subject to the Excise Tax. Whether and to what extent we would be subject to the Excise Tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with our initial business combination, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination), (iv) whether we consummate the Business Combination by the Charter Extension Date and (v) the content of regulations and other guidance from the U.S. Department of Treasury. Prior to the consummation of the Business Combination, funds in the Trust Account, including any interest thereon, will not be used to pay for any Excise Taxes. If we consummate the Business Combination, any Excise Taxes would reduce the funds available to PubCo for working capital following the Business Combination. In the event a Business Combination is not consummated, the funds in the Trust Account, including any interest earned thereon, will not be used to pay for any excise tax imposed under the Inflation Reduction Act of 2022 (emphasis added).”

Additional Information about the Transaction and Where to Find It.

This filing relates to the proposed business combination involving DSAQ, FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Hunch Mobility”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo (“Merger Sub”). In connection with the proposed business combination, DSAQ and PubCo intend to file with the SEC a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”), which will include a preliminary proxy statement/ prospectus of DSAQ and a preliminary prospectus of PubCo relating to the shares to be issued in connection with the proposed business combination. This filing is not a substitute for the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus or any other document that PubCo or DSAQ has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This filing does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, DSAQ’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED

BY DSAQ OR PUBCO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement/Proxy Statement is declared effective, the definitive proxy statement will be mailed to stockholders of DSAQ as of a record date to be established for voting on the proposed business combination. Additionally, DSAQ and PubCo will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. DSAQ’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024.

Participants in the Solicitation of Proxies

This filing may be deemed solicitation material in respect of the proposed business combination. DSAQ, Hunch Mobility, IndiaCo, PubCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from DSAQ’s stockholders in connection with the proposed business combination. Security holders and investors may obtain more detailed information regarding the names and interests in the proposed business combination of DSAQ’s directors and officers in DSAQ’s filings with the SEC, including DSAQ’s initial public offering prospectus, which was filed with the SEC on September 27, 2021, DSAQ’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DSAQ’s stockholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the business combination agreement (the “Business Combination Agreement”), entered into by and among DSAQ, PubCo, IndiaCo, Hunch Mobility and Merger Sub. A copy of the Business Combination Agreement was filed by DSAQ as an exhibit to the Current Report on Form 8-K on January 17, 2024 and contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 (the “Securities Act”).

Forward-Looking Statements

All statements other than statements of historical facts contained in this filing are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by DSAQ’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this filing, and on the current expectations of DSAQ, IndiaCo, Hunch Mobility and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of DSAQ, IndiaCo, Hunch Mobility and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of Hunch Mobility or DSAQ is not obtained; (iii) the ability to acquire and maintain the listing of PubCo’s securities on a stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations DSAQ, Hunch Mobility, IndiaCo or PubCo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions, which may be affected by, among other things, the ability of PubCo to grow and manage growth profitably, grow its customer base and retain its management and key employees; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of Hunch Mobility, IndiaCo and PubCo’s business strategy and the timing of expected business milestones, including, but not limited to, the use of electrical vertical aircraft; (x) Hunch Mobility’s limited operating history and history of net losses; (xi) the evolution and growth of the markets in which PubCo operates; (xii) changes in applicable laws or regulations; (xiii) the ability of PubCo to adhere to legal and regulatory requirements and to receive any needed regulatory approvals or licenses; (xiv) cybersecurity risks, data loss and other breaches of PubCo’s network security and the disclosure of personal information; (xv) the effects of competition on Hunch Mobility, IndiaCo and PubCo’s business; (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the continued economic growth of the Indian sub-continent, the impacts of climate change, the Russia-Ukraine conflict, consumer preferences, supply chain issues and inflation; (xvii) risks related to PubCo’s third party aircraft operators; (xviii) PubCo’s reliance on technology leased from Blade Air Mobility, Inc.; (xix) the limited geographic scope of PubCo’s operations to the Indian sub-continent; (xx) the outcome of any legal proceedings that may be instituted against Hunch Mobility, IndiaCo, DSAQ, PubCo or any of their respective directors or officers, following the announcement of the proposed business combination; (xxi) the amount of redemption requests made by DSAQ’s public stockholders; (xxii) the ability of DSAQ to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xxiii) risks related to Hunch Mobility, IndiaCo and PubCo’s industry; and (xxiv) those factors discussed in DSAQ’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of DSAQ or PubCo to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Hunch Mobility’s, IndiaCo’s, PubCo’s or DSAQ’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Hunch Mobility, IndiaCo, PubCo and DSAQ do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DSAQ’s, Hunch Mobility’s, IndiaCo’s and PubCo’s expectations, plans or forecasts of future events and views as of the date of this filing. DSAQ, Hunch Mobility, IndiaCo and PubCo anticipate that subsequent events and developments will cause their assessments to change. DSAQ, Hunch Mobility, IndiaCo and PubCo undertake no obligation to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. However, while DSAQ, Hunch Mobility, IndiaCo or PubCo may elect to update these forward-looking statements at some point in the future, each of them specifically disclaim any obligation to do so, unless required by applicable law. If DSAQ, Hunch Mobility, IndiaCo or PubCo do update one or more forward looking statements, no inference should be drawn that they will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing DSAQ’s, Hunch Mobility’s, IndiaCo or PubCo’s assessments as of any date subsequent to the date of this filing.

Accordingly, undue reliance should not be placed upon the forward-looking statements. DSAQ, Hunch Mobility, IndiaCo and PubCo may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 20, 2024

DIRECT SELLING ACQUISITION CORP.

By:	/s/ Dave Wentz
Name:	Dave Wentz
Title:	Chairman and Chief Executive Officer